March 24, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Patrick J. Valenti T +1 312 845 1371

patrick.valenti@ropesgray.com

Re:	PIMCO Dynamic Income Opportunities Fund (formerly, PIMCO Tactical Income Fund)
File Nos. 333-235966 and 811-23505

Dear Ms. Dubey:

Thank you for your letter, dated February 13, 2020, setting forth comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the initial Registration Statement on Form N-2 (the "Registration Statement") relating to the common shares of beneficial interest of PIMCO Dynamic Income Opportunities Fund (formerly, PIMCO Tactical Income Fund) (the "Fund"), which was filed with the SEC on January 17, 2020. Any disclosure changes described in the below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Registration Statement, to be filed on or about March 24, 2020, or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

The following sets forth the Staff's comments and the Fund's responses thereto.

PROSPECTUS

Cover Page

1.Comment: The second sentence under "Leverage" states that the Fund may enter into credit default swaps. Please disclose whether the Fund will buy and/or sell credit default swaps.

Response: The Fund respectfully refers the Staff to pages 99 and 111 of the Fund's prospectus (the "Prospectus"), which disclose that the Fund may buy and sell credit default swaps. However, in response to the Staff's comment, the Fund has made additional clarifications in this regard throughout the Registration Statement where appropriate, including in the "Leverage" section of the cover page to the Prospectus.

Prospectus Summary

2.Comment: We note that the synopsis is 41 pages long. The synopsis should provide a

"clear and concise [emphasis added]" description of the key features of the offering and the Fund, with cross-references to relevant disclosure elsewhere in the Prospectus or Statement of Additional Information. Please revise. See Instruction to Item 3.2. of Form N-2.

Response: The Fund has revised and reduced the Prospectus summary and believes the revised level of disclosure is appropriate.

Prospectus Summary — Investment Objectives and Strategies (pages 3–5)

3.Comment: The second sentence of this section states that the Fund may invest through Subsidiaries. Please respond to the following comments with respect to the Subsidiaries, including the REIT Subsidiary.

a.Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 ("1940 Act") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries.

Response: The Fund advises the Staff that it no longer intends to form a REIT Subsidiary. Accordingly, the Fund has removed all references to a REIT Subsidiary from the Registration Statement. As it relates to the use of Subsidiaries more generally, however, the Fund has added the following disclosure to the Registration Statement:

The Fund will treat a Subsidiary's assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), affiliated transactions and custody (Section 17) and capital structure and leverage (Section 18).

b.Disclose that each investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between a Subsidiary and its investment adviser is filed as an exhibit to the registration statement.

Response: As discussed in previous correspondence with the Staff, PIMCO and the Fund respectfully disagree with the Staff's position.1 However, solely for purposes of having the Registration Statement declared effective, the Fund confirms that each investment adviser to a Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund. The requested disclosure will be reflected

1See response 17.b in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Energy and Tactical Credit Opportunities Fund.

in the Registration Statement and any such investment advisory contract will be filed as an exhibit to the Registration Statement. The Fund notes that, for purposes of this response, the board of trustees of the Fund, rather than the board of directors of the Subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the Subsidiary's investment management agreement.

We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

c.Disclose that each Subsidiary complies with 1940 Act provisions relating to affiliated transactions and custody (Section 17).

Response: Please see the response to comment 3.a above.

d.Disclose any of a Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

Response: The Fund confirms that the principal investment strategies and principal risks disclosed in the Registration Statement with respect to the Fund include the principal investment strategies or principal risks of any currently contemplated Subsidiary.

e.Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

Response: The Fund does not currently have any Subsidiaries, but anticipates that it may invest in Subsidiaries as a principal investment strategy going forward. The Fund confirms that it will consolidate the financial statements of any future Subsidiary with those of the Fund to the extent permissible by SEC rules and applicable accounting rules.

f.Confirm in correspondence that (a) a Subsidiary's management fee (including any performance fee) will be included in the "Management Fee" line item of the fee table and a Subsidiary's expenses will be included in the "Other Expenses" line item of the fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: With respect to (a), as discussed in previous correspondence with the

Staff, PIMCO and the Fund respectfully disagree with the Staff's position.2 However, solely for purposes of having the Registration Statement declared

2See response 17.g in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Energy and Tactical Credit Opportunities Fund.

effective, to the extent a Subsidiary's financial statements are consolidated with the Fund's, the Fund will include each Subsidiary's management fee, if any, in the "Management Fees" line item of the fee table and include each Subsidiary's expenses, if any, in the line item "Other Expenses" of the fee table. We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

With respect to (b), the Fund confirms that, for any Subsidiary that is not organized in the United States, such Subsidiary will either have a third-party designated agent for service of process in the United States or the Fund will constitute such Subsidiary's United States agent for service.

With respect to (c), the Fund confirms that it will agree to inspection of its Subsidiaries' books and records by the Staff, and will maintain such books in accordance with Section 31 of the 1940 Act and the rules thereunder.

Prospectus Summary — Investment Objectives and Strategies — Portfolio Management Strategies — Duration Management (page 5)

4.Comment: The fifth sentence of this section states that the Fund's duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but generally adversely impact the portfolio in an environment of falling or neutral market interest rates. Please disclose how the Fund would seek to achieve its investment objective by maintaining a negative average portfolio duration. Please also clarify how maintaining a negative average portfolio duration would "potentially benefit" or "adversely impact" the Fund's portfolio (e.g., portfolio would rise in value or fall in value).

Response: In response to the Staff's comment, the Fund will revise the applicable disclosure in the "Investment Objectives and Strategies—Portfolio Management Strategies—Duration Management" section of the Prospectus, as follows:

The Fund's duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates, but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates. The Fund may employ a negative portfolio duration for risk management purposes (including as a hedge against a sudden decline in interest rates) or as part of the Fund's interest rate exposure strategy and may maintain a negative duration by the use of, without limitation, particular classes or types of securities that benefit from rising interest rates (such as inverse floating rate securities) or derivative instruments. When the Fund's average portfolio duration is negative and interest rates rise, the value of the Fund's debt portfolio would generally be expected to appreciate in value, all other things being equal. The inverse would generally be the case when the Fund's average portfolio duration is positive. See "Principal Risks of the Fund—Interest Rate Risk."

The Fund has also made corresponding summary changes in the "Investment Objectives and Strategies—Portfolio Management Strategies—Duration Management" section of the Prospectus summary.

Prospectus Summary — Portfolio Contents (pages 5–7)

5.Comment: The first paragraph of this section sets forth the types of debt obligations and numerous other instruments in which the Fund may invest. Please review this disclosure and limit the disclosure to only the types of investments in which the Fund will principally invest. Please move disclosure of any non-principal investments to a separate section outside of the Prospectus Summary. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto; ADI 2019-08 – Improving Principal Risks Disclosure (at text preceding footnote 7).

Response: The Fund confirms that the above-referenced disclosure, as revised in the Registration Statement, includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund's principal investment strategies, the Fund utilizes a dynamic asset allocation strategy among multiple sectors in the global credit markets. Accordingly, the Fund has the flexibility to allocate its assets among a variety of corporate debt, mortgage-related and other asset-backed securities, government and sovereign debt, taxable municipal bonds, and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers, from time to time and as market conditions change.

6.Comment: The second paragraph of this section states that the Fund's real estate investments may include direct investments in commercial and residential real estate, including land, for-sale and for-rent housing, office, hotel, retail and industrial investments. Please disclose the limit on the Fund's direct investment in real estate, including investments made by the REIT Subsidiary. Also, please provide us with a detailed analysis on how the Fund is an "investment company" as defined in Section

3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act. In your response, please address why the Fund will establish a REIT Subsidiary through which it can hold real property and how this affects the investment company status analysis. We may have more comments after reviewing your response.

Response: Please see the response to comment 3.a above regarding REIT Subsidiaries. The Fund also advises the Staff that it no longer intends to invest in real estate, other than REITs, as a principal investment strategy. Accordingly, the Fund has removed all references to real estate investments, other than REITs, in the principal investment strategy disclosure in the Registration Statement. In light of these revisions to the Fund's principal investment strategies, the Fund does not believe a detailed analysis regarding its investment company status is necessary.

7.Comment: Please disclose any targeted allocation the Fund expects to have for its portfolio with respect to real estate and real estate-related investments.

Response: Please see the responses to comments 3.a and 6 above.

8.Comment: Please disclose how the Fund seeks to achieve its investment objective through its direct investments in commercial and residential real estate (i.e., how the Fund will receive income from these investments and how these investments will achieve capital appreciation). Please also describe in greater detail the Fund's direct investments in commercial and residential real estate (e.g., whether the Fund will invest in foreign real estate; what types of land, residential, office, retail and industrial properties the Fund will hold). In addition, please enhance the risk disclosure of the Fund's direct investments in real estate in the Principal Risks of the Fund section of the Prospectus to reflect the specific corresponding risks of the types and location of real estate in which the Fund will invest.

Response: Please see the responses to comments 3.a and 6 above.

9.Comment: On page 6, the last sentence of the fifth paragraph states that the Fund may engage in short sales. Please confirm whether the Fund intends to use short sales and, if so, please include an estimate of dividend and interest expense on short sales in the fee table. Alternatively, please disclose that the Fund has no current intention to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).

Response: The Fund confirms that it may use short sales and, to the extent the Fund anticipates engaging in short sales during its first year, an estimate of the interest and dividend expenses to be paid on such transactions will be reflected in the fee table in accordance with Form N-2.

10.Comment: On page 6, the second sentence of the sixth paragraph states that the Fund may invest in other investment companies. Please confirm that, if necessary, the expenses of such investments will be reflected in a separate Acquired Fund Fees and Expenses line item in the fee table. See Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund does not currently anticipate that any fees and expenses incurred indirectly by the Fund as a result of an investment in shares of one or more Acquired Funds (as defined in Form N-2) would exceed 0.01% of the Fund's average net assets.

Accordingly, the Fund has not included a separate line item for Acquired Fund Fees and Expenses in the expense table. The Fund confirms that it will reflect Acquired Fund Fees and Expenses in its expense table in accordance with Form N-2.

11.Comment: On page 6, the seventh paragraph states that the Fund may invest without limit in illiquid investments. Please prominently disclose this on the Prospectus cover page (e.g., in bold).

Response: The Fund has added the requested disclosure to the Prospectus cover page.

Prospectus Summary — Leverage (pages 7–9)

12.Comment: On page 8, the second paragraph states that the REIT Subsidiary may utilize leverage and that the Fund will not treat such non-recourse borrowings as senior securities as defined in the 1940 Act for purposes of complying with the 1940 Act's limitations on leverage. Please explain to us why these borrowings are not senior securities of the Fund under Section 18 of the 1940 Act. We may have more comments after reviewing your response.

Response: Please see the responses to comments 3.a and 6 above.

Prospectus Summary — Dividends and Distributions (pages 9–11)

13.Comment: On page 11, the disclosure states that a return of capital would occur where the Fund distribution represents a return of a portion of your investment, rather than net income or capital gains generated from your investment. Please tell us whether it is expected that the Fund will make a significant amount of return of capital distributions in its first year of operations. If so, please prominently disclose on the Prospectus cover page that the Fund expects to make return of capital distributions and that such distributions do not represent income.

Response: The Fund confirms that it does not currently expect to make significant return of capital distributions during its first year of operations.

Prospectus Summary — Principal Risks of the Fund (pages 11–41)

14.Comment: This section sets forth 68 risks. Please review this risk disclosure and limit it so that it only includes the Fund's principal risks. Please move any non-principal risks to a separate section outside of the Prospectus Summary. See Item 8.3.(a) of Form N-2; ADI 2019-08 – Improving Principal Risk Disclosure (at text preceding footnote 7).

Response: In response to the Staff's comment, the Fund has removed "Real Estate Industry Risk," "Privacy and Data Security Laws," "'Covenant-Lite' Obligations Risk," "Redenomination Risk," "Equity Securities and Related Market Risk," "Preferred Securities Risk," "Inflation/Deflation Risk," "Regulatory Risk—Commodity Pool Operator," "REIT Subsidiary Risk," "Securities Lending Risk," "Portfolio Turnover Risk," "Operational Risk," "Potential Conflicts of Interest Risk—Allocation of Investment Opportunities," "Repurchase Agreements Risk," "Rule 144A Securities Risk," and "Other Investment Companies Risk" from the "Principal Risks of the Fund" section of the Prospectus summary.

Prospectus Summary — Principal Risk Factors — Limited Term Risk (pages 12–14)

15.Comment: The second paragraph of this risk factor states that if, on the Dissolution Date, the Fund owns securities for which no market exists or securities that are trading at depressed prices, such securities may be placed in a liquidating trust. Please disclose whether or not the liquidating trust will be a registered investment company.

Response: In response to the Staff's comment, the Fund will revise the applicable disclosure in the "Principal Risks of the Fund—Limited Term Risk" section of the

Prospectus, as follows:

However, if on the Dissolution Date the Fund owns securities for which no market exists or securities that are trading at depressed prices, such securities may be placed in a liquidating trust. Any such liquidating trust or other similar vehicle is not expected to be a registered investment company.

Prospectus Summary — Principal Risk Factors — Real Estate Industry Risk (page 18)

16.Comment: Please disclose, if accurate, that the Fund will bear property level expenses (e.g, property management expenses, disposition of real estate expenses, financing expenses) with respect to its real estate holdings. Also, please confirm that all property level expenses will be reflected in the fee table. In addition, please tell us what percentage of "Total Annual Expenses" will consist of expenses the Fund will bear in connection with its holdings of real estate. We may have more comments after reviewing your response.

Response: The Fund has removed "Real Estate Industry Risk" from the "Principal Risks of the Fund" section of the Prospectus summary because, as noted in response to comment 6, the Fund no longer intends to invest in real estate, other than REITs, as a principal investment strategy.

Prospectus Summary — Principal Risk Factors — REIT Subsidiary Risk (pages 35–37)

17.Comment: On page 37, the first paragraph states that the REIT Subsidiary will have approximately 100 to 125 preferred shareholders, who will be unaffiliated with PIMCO, and private placement, administrative, distribution and reporting services with respect to the preferred shareholders will be provided by a third party firm. Please supplementally explain how the purchase by preferred shareholders will be accomplished, the timing of any issuance of the REIT Subsidiary's preferred shares and any cost or other implication of such offering for shareholders of the Fund. If such offering will take place within one year of the effective date of the registration statement, please confirm that costs associated with any offering and any estimated dividend expense of the preferred shares will be reflected in the fee table. Also, please disclose who will pay the private placement, administrative, distribution and reporting expenses of the third party firm. We may have more comments after reviewing your response.

Response: Please see the response to comment 3.a above.

Prospectus Summary — Principal Risk Factors — Focused investment risk (page 40)

18.Comment: If the Fund's investments will be focused in any sector, issuer, asset class, country or geographic region, please add appropriate risk disclosure.

Response: The Prospectus includes specific risk disclosures with respect to particular asset classes in which the Fund ordinarily expects to focus. See, e.g., "Mortgage-Related and Other Asset-Backed Securities Risk," "Privately-Issued Mortgage-Related Securities Risk," "Mortgage Market Risk," and "U.S. Government Securities Risk." The Fund respectfully submits that the disclosure under the "Focused Investment Risk" in the "Principal Risks of the Fund" section of the Prospectus adequately and appropriately addresses the relevant risks that may arise in the event the Fund's portfolio is focused on another asset class, sector or industry or country or geographic region.

Summary of Fund Expenses (pages 41–42)

19.Comment: The fee table includes a "Fee Waiver and/or Expense Reimbursement" line item. Please add a footnote to this line item describing such fee waiver (including that the fee waiver agreement extends to not less than one year from the effective date of the

Fund's registration statement) and confirm that the fee waiver agreement will be filed as an exhibit to the registration statement. Please also disclose any ability of the Adviser to recoup waived expenses and briefly describe the terms of recoupment. Please ensure that the recoupment period is limited to three years from the date of the waiver/reimbursement.

Response: The "Fee Waiver and/or Expense Reimbursement" line item, along with the corresponding footnote, will be removed from the "Summary of Fund Expenses" section of the Prospectus summary because no amounts are currently expected to be waived or reimbursed during the Fund's first year of operations.

Management of the Fund — Net Asset Value (pages 115–116)

20.Comment: The first sentence of this section states that investments for which market quotes or market-based valuations are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction. As the Fund will invest in real estate as part of its principal strategies, please provide a more detailed description of how real estate will be fair valued.

Response: Please see the responses to comments 3.a and 6 above.

Repurchase of Common Shares; Conversion to Open-End Fund (pages 122–123)

21.Comment: The sixth sentence of the first paragraph of this section states that the Board may consider open market repurchases and/or tender offers of the Fund's Common Shares. Please tell us whether there is a specific repurchase plan or tender offer plan currently contemplated by the Board. If so, please disclose the details of such plan. We may have more comments after reviewing your response.

Response: The Fund has indicated that no specific repurchase or tender offer plan with respect to the Fund's common shares is contemplated at this time.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Policies (pages 3–4)

22.Comment: Investment restriction no. (1) states that, for purposes of the restriction, investment companies are not considered to be part of any industry. Please note that the Fund and the Investment Manager may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy.

Response: In response to the Staff's comment, the Fund will add the following disclosure to the section "Other Information Regarding Investment Restrictions":

To the extent that an underlying investment company in which the Fund invests has adopted a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company's concentration policy into consideration for purposes of the Fund's own industry concentration policy.

23.Comment: Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund's compliance with its concentration policy.

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular "industry" associated with the non-governmental entity from whose assets and revenues the bond's principal and interest payments are principally derived, as determined by PIMCO.

24.Comment: On page 86, the seventh sentence of the third paragraph states that mortgage- related assets or ABS that are issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities are not subject to the Fund's industry concentration policy. Please remove the reference to "mortgage-related assets" from this sentence as the Fund will concentrate in real estate and mortgage-related investments issued by government agencies or other governmental entities or by private originators or issuers.

Response: The requested change has been made.

PART C – OTHER INFORMATION:

Item 25: Financial Statements and Exhibits

25.Comment: In Exhibits 2.a. and 2.b., please either remove the provisions in Sections 5 and

6 of the Fund's Agreement and Declaration of Trust and Article 11 of the Fund's Bylaws or revise these provisions to clarify that they do not apply to claims made under the federal securities laws. See Section 14 of the Securities Act, Section 29(a) of the Securities Exchange Act of 1934 and Section 47(a) of the 1940 Act (each of which states that any condition or provision waiving compliance with those Acts or Commission rules and regulations shall be void).

Response: Without necessarily agreeing with the Staff's position, the Fund will revise these provisions to clarify that Section 11 from the Bylaws (relating to forum for adjudication of disputes), Article III, Section 5 (relating to derivatives claims) and Article III, Section 6 (relating to direct shareholder claims) from the Declaration of Trust will not apply to claims made under federal securities laws. Amended and restated versions of the Bylaws and Declaration of Trust will be filed as exhibits to the Registration Statement.

26.Comment: Exhibit 2.s. (Power of Attorney) states that the exhibit will be filed by amendment. Please confirm that the Fund will also file a certified resolution of the Board if the signature line of the Fund is being signed pursuant to a power of attorney. See Rule 483(b) under the Securities Act.

Response: The Fund so confirms.

GENERAL COMMENTS

27.Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented any test the waters materials to potential investors in connection with this offering.

28.Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Except as noted below in response to comment 29, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre- effective amendments filed prior to effectiveness.

29.Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund intends to rely on Rule 430A under the Securities Act to omit certain information from the Prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

30.Comment: Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund's offering.

Response: The Fund has not yet obtained FINRA approval of the distribution terms and arrangements of the Fund's offering, but will do so prior to the effective date of the

Registration Statement.

31.Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement.

Response: The Fund does not currently intend to submit any exemptive application or no- action request.

32.Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff's comments. The

Fund also has filed this letter as correspondence with the SEC via EDGAR.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at

(312)845-1371 if you have any questions regarding the foregoing. Very truly yours,

/s/ Patrick J. Valenti Patrick J. Valenti, Esq.

cc:Ryan Leshaw, Esq. Timothy Bekkers, Esq. David C. Sullivan, Esq. Nathan Briggs, Esq.